VIA EDGAR ONLY

May 25, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:   William Thompson,
     Accounting Branch Chief

Re:
Dutch Gold Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 12, 2010
Form 8-K filed February 1, 2010
File No. 333-7213

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.
We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources or other reserve measures.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” “inferred,” and “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

We have revised our website to include the disclaimer, which is located in the section entitled “Cautionary Note to U.S. Investors”. In addition, the Company shall include such disclaimer on all future press releases.

2.
We note the article “Atlanta Business Chronicle Profile: Dutch Gold Resources, Inc. “New  Gold Rush Lures Atlanta Firm,.” available at http://finance.yahoo.com/news/Atlanta-Business-Chronicle-iw- 582886218.html?x.  Please tell us the basis for your chief executive officer’s statement that the Basin Gulch project has “proved and probable” reserves of 2.8 million ounces of gold potentially valued at $3 billion.

David Brown, our consultant, who is an independent Oregon-registered engineering geologist, developed the gold and silver volume numbers and discussed them with the Commission on two separate occasions for the purpose of clarifying his basis for and method of resource and reserve calculations. Mr. Brown advised the Company that he believed the Commission was satisfied his calculations were done in an acceptable manner.  Daniel W. Hollis, our Chief Executive Office, who is not a geologist, accepted Mr. Brown’s analysis and repeated it in the article. Further, the Atlanta Business Chronicle failed to take into account Mr. Hollis’ calculation of valuation to value a project, with full permits, etc., it is customary use the expected future value less capital expenses less operating expenses less environmental and regulatory costs less corporate selling, general and administrative expenses, discounted for time value of money.  The article merely gave the future value.

3.
We note the article “Dutch Gold Appoints Chief Financial Officer, Board Member” dated November 15, 2010, available at http://finance.yahoo.com/news/Dutch-Gold-Appoints-Chief-pz-4270136383,html, indicating that the appointment of Steve Keaveney was effective on November 15, 2010.  We note, however, that Mr. Keaveney signed the Form 10-Q for the period the period ended June 30, 2010 and the Exhibit 31.2 certification on August 11, 2010.  Please explain this apparent discrepancy.  Please also tell us why you did not file a Form 8-K under Item 5.02(c) with this information

Mr. Keaveney was appointed as the Company’s Chief Financial Officer on August 6, 2010.  The Company apparently did not file a Current Report on Form 8-K as an oversight.  Accordingly, the Company will file a Form 8-K disclosing the appointment on March 15, 2011.

4.
Please note that Form 10-K was amended by SEC Release No. 33-8876: Smaller Reporting Company Regulatory Relief and Simplification, effective February 4, 2008 and revise the facing sheet to conform exactly to the updated format now provided in Form 10-K.  For further guidance, please refer to our compliance guide, available on our website at: http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.  In addition, our records show your commission file number is 333-72163 rather than file number 000-30805.  Please use the correct file number.

We will update our facing sheet to conform to the updated format now provided per SEC Release No. 33-8876.  In addition, we will correct the file number to 333-72163 .

Cautionary Note to. U.S. Investors, page 2

5.
With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.  However, your jurisdiction of incorporation is Nevada and as such, only those terms specified by Industry Guide 7 may be used in U.S. SEC filings.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents and all reserve disclosure must conform to U.S. reserve definition.  Please remove all reserve and resource disclosure from your filings.

We have removed all references to these terms, on the Company’s our website.  We will remove such references in all future filings.

Glossary of Mining Terms, page 3

6.	Please explain the statement “we will modify and reconcile the reserves as appropriate to conform to SEC Industry Guide 7 for reporting in the U.S.”

The Company will remove this reference to reserves.

Item 1. Description of Business, page 7

Overview, page 7

7.
Since you reflect no sales or cost of sales for the fiscal year ended December 31, 2009, it is unclear whether you have any operations.  Please revise to disclosure in detail your operations or clearly state throughout the filing that you have no operations.

The company had no active mining operations during 2009, but it did have significant other activity.  The Company will provide detailed disclosure regarding these operations in its amended and future filings.

8.
We note you refer to your company as a junior mining company focused in North America.  Without any reserves, your company is in the exploration state and would be more correctly termed an exploration company.  Your company should indicate that it is an exploration state company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.  See Industry Guide 7(a)(4).

During the period covered by this report, the Company was producing gold from the Benton mine.  We are also confident that some portion of the mineralization that has been identified through 323 holes and 17,000 feet of trenching, plus numerous additional studies at Basin Gulch , will upon additional work be economically mineable by underground method.  However, until that time, we will designate the Company as an exploration company in future filings.

9.
The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf).  These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-seale, profit-oriented extraction of minerals.  Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore or exploration.  This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Please see response to Item 8 above.

10.
Please discuss the phased nature of the exploration process prior to establishing proven and probable reserves, and the place in this process your current exploration activities occupy.  Please disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

At Basin Gulch, the company is planning a staged series of activities prior to any proposed development decision.  The following steps are planned for the first Basin Gulch target area, a segment of the Basin Gulch fault adjacent to and north of the diatreme complex.

A.
The company is commencing a series of angled in-fill holes across that segment of the Basin Gulch fault to determine continuity, grade, and geometry of the mineralization that was encountered by the three holes previously drilled into the structure.  The ultimate number and location of holes will be determined by the progressive results of the drilling.

B.
If the results are encouraging, the following steps will be taken.  If not, Step A will be repeated at the next site at Basin Gulch where multiple holes within a localized area intersected potentially economic underground grade mineralization, also followed by the steps below.

C.
When enough drill hole information has been completed, we intend to send samples of the material to a laboratory such as Kappes, Cassiday and Associates or Dawson Metallurgical Laboratories for recovery testing.  Both of these laboratories, among others, have already tested significant volumes of material from the property for recovery characteristics, with excellent results.

D.
An engineering evaluation will be completed.  Depending on favorable results in the steps above, appropriate studies will be completed to obtain the required permits from the State of Montana.  Should a Small Miners Exclusion be determined as the best method of moving into test mining and/or development, these studies may be minimal, as long as the terms of a Small Miners Exclusion are followed.  If this is the preferred option, the Company may initiate the studies to expand to a fully permitted underground operation.  These steps have been discussed with State officials.  A large number of studies were historically completed on the property under the supervision of Rauno Perttu.  These included archaeological studies, threatened and endangered plants and animals reviews, water testing, an on-site weather station that operated for a year, soils studies, wetlands studies.  No impediments to production were historically found, however, the studies that would apply to a new underground mine would have to be updated.

11.	Please disclose the following information for each of your material properties:
•	The nature of your ownership or interest in the property.
•	A description of all interest in your properties, including the terms of all underlying agreements and royalties.
•	Describe the process by which mineral rights are acquired at each location and the basis and duration of your mineral rights, surface rights, mining claims, or concessions.
•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates or recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the are of your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments and annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please see response to Item 13 below.

12.	Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

13.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	Any condition as that must be met in order to obtain or retain title to the property, and whether you have surface and/or mineral rights.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance ertaining to the foregoing, available on our website at the following address: ww.sec.gov/about/forms/industryguides.pdf.

Our Material Properties are described as follows:

1.
Basin Gulch:  The Basin Gulch property is located about 19 road miles west of the town of Philipsburg, Montana, within the Rock Creek Mining District of Granite County, Montana.  It is accessible to the Basin Gulch road by means of Route 348 (Rock Creek Road), which is paved for the first 15 miles, and county-maintained gravel road for two miles.  The last two miles on a private gravel road into Basin Gulch, which is owned by the Metesh family. From 1992 to 1997, more than $4 million was expended in the 1990’s in exploration of the property.  Most of this work was under the direction of Rauno Perttu. The property contains a small stream and abundant ground water that are controlled by the land owner and available to the Company.  Power will initially likely be supplied by a portable generator.  Later, power will be brought in from an existing grid approximately one and a half miles distant.  Although the property technically has no reserves by SEC standards, it is clearly not an exploratory property in any normally used sense. Areas of high grade mineralization have been identified.  Additionally, although the Company has no current plans for open pit mining, blocks of near-surface mineralization have been pattern drilled and cross-trenched, that could likely be economically mined without the use of cyanide. Despite the fact that technically this is an exploration property, in reality, it is a late-stage predevelopment property.

2.
Jungo: The Jungo property is approximately 40 miles northwest of Winnemucca, Nevada, in Humboldt County.  It is accessible by excellent year-around unpaved county road to within 3.5miles of the property.  The last 3.5 miles are accessible by a poor quality dirt road. This is an early-stage exploration property with no known reserves. The trenching and drilling recently completed were exploratory in nature, with encouraging results.

14.
Please insert a small-scale map showing the location and access to cash material property, as required by Item 102 of Regulation S-K.  If a property is not material, please make a statement to that effect in your filing.

Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally required maps and drawings to comply with the following features:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We will include a map for the Basin Gulch property in our future filings.  The Jungo property isnot yet material.

15.
In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

We will add the appropriate disclaimers for Basin Gulch and Jungo to our website. We will also duly note same in all filings, both amended and future.

16.	On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.
•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outlined all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work, and their qualifications.

We will expand our disclosure to include the following exploration plans:

At Basin Gulch, the company is planning a staged series of activities prior to any proposed     development decision.  The following steps are planned for the first Basin Gulch target area, a segment of the Basin Gulch fault adjacent to and north of the diatreme complex:
A.
The company is commencing a series of relatively short angled in-fill holes across that segment of the Basin Gulch fault to determine continuity, grade, and geometry of the mineralization that was encountered by the three holes previously drilled into the structure.  The ultimate number and location of holes will be determined by the progressive results of the drilling. The projected cost of the program is $50 per foot(total)for the drilling, plus$10 per foot for assays, etc. These numbers can be considered firm because of all the drilling on site completed by both Mr. Perttu and Mr. Hansen in the past.  Drilling conditions at Basin Gulch are excellent. The projected cost of this first phase program is $150,000.  Depending on results, an additional $100,000 in drilling can be expected as a follow-up.

B.
If the results are encouraging, the steps below will be taken.  If not, step A will be repeated at the next site at Basin Gulch where multiple holes within a localized area intersected potentially economic underground grade mineralization, also followed by the steps below.

C.
When enough drill hole information has been completed, samples of the material to be mined will be sent to a laboratory for recovery testing.  We have already tested significant volumes of material from the property for recovery characteristics. The cost of this testing, with accompanying limited bulk testing can be expected to cost on the order of $100,000.

D.
An engineering evaluation will be completed.  Depending on favorable results in the steps above, appropriate studies will be completed to obtain the required permits from the State of Montana.  Should a Small Miners Exclusion be determined as the best method of moving into test mining and/or development, these studies may be minimal, as long as the terms of a Small Miners Exclusion are followed.  If this is the preferred option, the Company may initiate the studies to expand to a fully permitted underground operation.  These steps have been discussed with State officials.  A large number of studies were historically completed on the property under the supervision of Rauno Perttu.  These included archaeological studies, threatened and endangered plants and animals reviews, water testing, an on-site weather station that operated for a year, soils studies, wetlands studies.  No impediments to production were historically found, however, the studies that would apply to a new underground mine would have to be updated.  Much of the economic evaluation for this postulated initial small underground mine can be completed in-house under the supervision of Mr. Perttu and Mr. Hansen. The costs for updated permitting studies will range from modest for a Small Miners Exclusion development to as much as $300,000 for updating studies for a larger operation.

At Jungo, the first drilling has been completed.  With many weather problems and difficult drill hole geology (good for economic geology), this drilling cost $60,000, including mobilization/demobilization. Assaying is mostly completed.

Future costs at Jungo are unknown at this time because a report, subject to getting assay results back, is being prepared.  That report, coupled with the drill core and historical materials obtained from drilling in the area by previous companies, will all be made available to the new spinoff gold company formed as part of the merger between Newmont and Fronteer, probably followed by discussions with Newmont.  Their project, “Sandman”, is being reviewed for possible production.  It is across the valley, and they are interested in possible tying up of the Jungo project as an addition to their project.  Should a deal be structured, our Company anticipates little further expenditure at Jungo.

17.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of your sample collection, sample, preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Basin Gulch historic:
Most of the historic assaying at Basin Gulch was completed by Mount Powell Laboratories from nearby Deer Lodge, Montana.  The lab was run by Wayne Olmstead, who taught assaying procedures at nearby Montana Tech in Butte.  While he ran frequent check assays, we also cross-checked numerous pulps with several other larger labs.  Companies such as Echo Bay and Kinross also re-assayed our pulp and took their own samples. All the checks were within margins of normal variability.  The reverse circulation samples were split using a splitter and bagged on site. They were loaded and trucked daily to a pickup point for Mount Powell, who then hauled them daily to the laboratory.
The entire footage of all the Basin Gulch drill holes was divided into five-foot sample intervals and the entire drill footage was assayed.
We intend to have the planned core drilling completed by an experienced licensed mining engineer, Bill Hansen, who will supervise sawing of the core into two halves using his employee  and a Company-owned saw. The core will be divided into five-foot samples where there is no obvious formation/mineralization boundary. Samples will be stopped at obvious geological breaks.  We expect each five-foot or less interval will be prepared and assayed by ALS Chemex.  Because of coarse gold at Basin Gulch, select intervals of the pulp will be additionally bulk-tested for coarse gold.
All normal procedures to protect and preserve the samples will be taken.  Mr. Perttu and Mr. Hansen have a combined 70 years, plus experience in these procedures.

Jungo drilling and trench testing:
The trench samples at Jungo were conducted as continuous chip sampling of the trench along the wall of the trench near the bottom.  The sampling aspired to take as regular and consistently equi-volume samples as possible.
The drill samples at Jungo were sawed in half under Mr. Hansen’s supervision and separated every five feet or geological break, as discussed above.  The samples were bagged by Mr. Hansen and delivered to the ALS Chemex preparation lab in Winnemucca, Nevada.

18.
We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environment requirements.  Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Basin Gulch: The Montana Department of Environmental Quality (“DEQ”) has primary responsibility.  In addition, the drilling at Basin Gulch is on private land.  Because a segment of the access road crossed Forest Service land, we needed a snow removal permit from the Forest Service, which has been obtained. A bond was placed and a permit was granted by the Montana DEQ before work started.

Jungo: The drilling and trenching were on Bureau of Land Management (“BLM”) land.  We obtained trenching and drilling permits from the BLM and posted a bond before work started. We have fulfilled most of the required reclamation.

Further, in all amended and future filings, we will make reference to each agency, and summarize the relevant rules and regulations.

Mill, page 8

19.	Please disclose the material of which the mill has the capacity to produce 330 tons/day.

The mill was constructed for ore from the Benton Mine.  While the mill is still in place, no ore is being processed.  The mill was assembled onsite by an established mill wright, and all of the equipment is as specified at a capacity of 330 tons per day.

Benton Mine, page 8

20.
We note your company sells gold concentrates and one to buyers throughout the world.  Please disclose your annual production since 2007 as required by Regulation S-K.  Instructions to Item 102, Part 3.  This would include the tonnage and grade of the materials from your mines and concentrates from your mill.

From January, 2007 to August, 2008, our production comprised 59,000 tons of 0.085 opt grade (material).

In all filings to be amended and all future filings, this information will be included.  The Company has shipped concentrate to refineries in Mexico to buyers in the US, South Africa and Germany.

Item 1A, Risk Factors, page 10

21.
Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for starting, and/or operating a mine: and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.  In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use: and that your operations, earnings, and ultimate financial success could suffer due to management’s lack of experience in this industry.

Rauno Perttu our Chief Operating Officer, has 40 years experience in economic geology and mining, including serving as a Senior Geologist for Pacific Power & Light Company, Gulf Minerals and Senior Geologist, Coal Manager, and Director of Business Development for Kennecott Corporation for almost 15 years; spending the last 20 years evaluating and managing exploration and development of mining properties of coal, gold, copper, industrial minerals and metals in North and South America  and Australia.  William R. Hansen , who has a Masters Degree in Mining Technology and more than 36 years experience in surface and underground mining, exploration and drilling, is managing our drilling program under Mr. Perttu’s direction, and working with the Company on its evaluations.

Item 5. Market for Common Equity and Related Stockholder Matters, page 12

Recent Sales of Unregistered Securities, page 13

22.
We note that you intended to disclose securities exempt from registration requirements for the last three fiscal years.  Please tell us how to reconcile this disclosure to the information presented in your financial statement and/or notes thereto.

See response to Comment 23.

23.
For each transaction listed, please provide the information required by Item 701 of Regulation S-K, including the identity of any principal underwriters, the names of the persons or identify the class of persons to whom the securities were sold, and described in greater detail the section of the Securities Act or the rule under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

This disclosure is reconciled to our balance sheet as shown below:

	Dutch Gold Resources, Inc.
	Value	Total Shares

DGRI Shares Prior to Transaction		256,144

Transaction Shares to DMLLC Sellers		24,000,000

Shares Issued to Noteholders of DGRI		6,000,000

Shares Issued Immediately After Transaction		4,000,000

Total in Shares Post Transaction as of 3/31/07		34,256,144

Convertible Debentures at 6/30/07	$2,295,000	4,590,000

Debt Conversion – DMLLC	$992,391	1,265,088

Total Shares as of 6/30/07		40,111,232

Share Issued for Services		300,000

Shares Sold in Q3 2007	$990,000	1,237,500

Total Shares as of 9/30/07		41,648,732

Shares Sold in Q4 2007	$761,000	935,000

Total Shares as of 12/31/07		42,583,732

Notes:

DMLLC = Dutch Mining, LLC
DGRI = Dutch Gold Resources, Inc.

Per Item 701 of Regulation S-K, please see the worksheets below to support the reconciliation above:

DGRI Share Distribution List

	# of Certificates	Restricted	Total	%
Control Block Shares		24,000,000	24,000,000

Embassy International LLC	1	19,177,628	19,177,628	63.38%

Deborah Kuhnel	1	50,000	50,000	0.17%

Zemasco Management Company	1	25,000	25,000	0.08%

HPU's LLC	1	681,750	681,750	2.25%

Bruce Burrow	1	2,865,622	2,865,622	9.47%

Gilbert Gertner	1	500,000	500,000	1.65%

William Maynard	1	100,000	100,000	0.33%

Wendy Nelder	1	100,000	100,000	0.33%

George Sharp	22	500,000	500,000	1.65%

Transaction Shares to DMLLC Sellers		24,000,000	24,000,000

DGRI Share Distribution List

	# of Certs	Restricted	Free Trading	Total	%
DGRI Shares				6,000,000
				-
John McMullan	2	75,000	50,000	125,000	0.41%
				-
Lance Rosamarin	2	60,000	120,000	180,000	0.59%
				-
Robert Rein	1		100,000	100,000	0.33%
				-
Vace Partners	1		20,000	20,000	0.07%
				-
Edwin Hunter	1		150,000	150,000	0.50%
				-
Wayne Shortridge	3		1,212,500	1,212,500	4.01%
				-
Daniel Hollis	2		1,212,500	1,212,500	4.01%
				-
Colquitt LLC	5		500,000	500,000	1.65%
				-
Carlton Phipps Capital, LTD	2		900,000	900,000	2.97%
				-
Palladium Holdings LTD	2		500,000	500,000	1.65%
				-
David Mortenson	1		25,000	25,000	0.08%
				-
Michael Brant Pierce	1		50,000	50,000	0.17%
				-
Michael Hollis	1		50,000	50,000	0.17%
				-
Patricia Newberg	1		15,000	15,000	0.05%
				-
Troy Newberg	1		10,000	10,000	0.03%
				-
Daniel Hollis	1		950,000	950,000	3.14%

Shares Issued to Noteholders of DGRI				6,000,000

Total To be issued	# of Certs	Restricted	Free Trading	Total
William Fraser	12		300,000.00	300,000

Ed Savorese	1		50,000.00	50,000

Bill Ritger	2	350,000.00	150,000.00	500,000

DYDD Investments LLC	1	150,000.00		150,000

Icon Partners, LTD	1		100,000.00	100,000

Palladium Holdings, LTD	5		750,000.00	750,000

Eagle Capital LTD	5		750,000.00	750,000

Carlton Phipps Capital, LTD	7		700,000.00	700,000

Colquit LLC	10	-	500,000.00	500,000

Raphael, LLC	2		200,000.00	200,000

Shares Issued Immediately After Transaction				4,000,000

Subscription Deposits

Date	Amount	Subscriber	Per Share	Shares

5/20/2006	$20,000	Vace Partners	$0.50	40,000
11/15/2006	$30,000	John B. McKernan	$0.50	60,000
11/17/2006	$250,000	Seaside Partners	$0.50	500,000
11/24/2006	$20,000	Hannes Bahrmann	$0.50	40,000
11/25/2006	$20,000	Ronald Kralick	$0.50	40,000
11/25/2006	$20,000	Jack Merideth	$0.50	40,000
11/29/2006	$50,000	Altissimo Fund, LP	$0.50	100,000
11/29/2006	$30,000	Bugatti IRA Partners, LP	$0.50	60,000
11/29/2006	$20,000	David Elkin	$0.50	40,000
11/29/2006	$20,000	Matthew Jester	$0.50	40,000
11/29/2006	$20,000	Juno Kim	$0.50	40,000
11/30/2006	$50,000	Bressner Trust	$0.50	100,000
12/14/2006	$50,000	Icon Capital	$0.50	100,000
12/22/2006	$100,000	Juno Kim	$0.50	200,000
12/26/2006	$30,000	John B. McKernan	$0.50	60,000
12/29/2006	$50,000	Robert Rein	$0.50	100,000
12/31/2006	$20,000	Patrick Steinmann	$0.50	40,000
1/29/2007	$100,000	C&H Capital	$0.50	200,000
2/8/2007	$100,000	Peregrine Capital	$0.50	200,000
2/21/2007	$15,000	Joe Tchon	$0.50	30,000
2/20/2007	$100,000	Peregrine Capital	$0.50	200,000
2/22/2007	$25,000	Thomas L. Hartel	$0.50	50,000
2/22/2007	$25,000	Barbara J. Hartel	$0.50	50,000
2/22/2007	$150,000	Edward Savarese	$0.50	300,000
3/2/2007	$50,000	Daniel Cooke	$0.50	100,000
3/16/2007	$50,000	Brenda Cooke	$0.50	100,000
3/21/2007	$20,000	Don Marlin	$0.50	40,000
4/19/2007	$15,000	Gabriel Calvo	$0.50	30,000
4/19/2007	$50,000	Cesar Sandoval	$0.50	100,000
4/23/2007	$73,800	Patrick Retzer	$0.50	147,600
4/26/2007	$30,000	Seth Rowland	$0.50	60,000
4/27/2007	$20,000	Bugatti IRA Partners, LP	$0.50	40,000
4/30/2007	$26,200	Patrick Retzer	$0.50	52,400
5/3/2007	$20,000	Gary Berendt	$0.50	40,000
5/3/2007	$50,000	C&H Capital	$0.50	100,000
5/7/2007	$10,000	Jay Warman	$0.50	20,000
5/8/2007	$50,000	C&H Capital	$0.50	100,000
5/11/2007	$50,000	Osman A. N. El Ibyari	$0.50	100,000
6/5/2007	$30,000	Peregrine Capital	$0.50	60,000
6/21/2007	$50,000	C&H Capital	$0.50	100,000
6/21/2007	$50,000	David Hazestein	$0.50	100,000
6/22/2007	$50,000	Thomas L. Hartel	$0.50	100,000
6/27/2007	$100,000	Patrick Retzer	$0.50	200,000
6/27/2007	$170,000	Peregrine Capital	$0.50	340,000
6/27/2007	$15,000	C&H Capital	$0.50	30,000

	$2,295,000			4,590,000

7/20/2007	$75,000	David Hagelstein	$0.80	93,750
8/3/2007	$150,000	Fred Grenning	$0.80	187,500
8/6/2007	$135,000	Seaside Capital II	$0.80	168,750
8/6/2007	$25,000	Tom Hartel	$0.80	31,250
8/9/2007	$80,000	Paul Papi	$0.80	100,000
8/10/2007	$75,000	Paul Papi	$0.80	93,750
8/14/2007	$85,000	David Hagelstein	$0.80	106,250
8/14/2007	$20,000	Michael Ritger	$0.80	25,000
9/4/2007	$20,000	C&H Capital	$0.80	25,000
9/28/2007	$300,000	Seaside Capital II	$0.80	375,000
9/28/2007	$25,000	Elaine Roberts	$0.80	31,250

Q3 2007	$990,000			1,237,500

11/1/2007	$500,000	Tonio Arcaini	$1.00	500,000
12/6/2007	$150,000	Seaside Capital II	$0.60	250,000
12/17/2007	$60,000	C&H Capital	$0.60	100,000
12/26/2007	$51,000	Robert Kantor	$0.60	85,000

Q4 2007	$761,000			935,000

DUTCH GOLD RESOURCES, INC.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2007

December 31, 2007
Assets
Current Assets
Cash	$80,541
Accounts receivables	368,503

Total current assets	449,044

Work in process	257,248

Fixed Assets
Fixed assets	2,278,801
Accumulated depreciation	(677,002)

Total fixed assets	1,601,799

Other Assets	154,852

TOTAL ASSETS	$2,462,943

Liabilities and Stockholder's Deficit
Current Liabilities
Accounts payable	$356,514
Related party payable	137,500
Payroll liabilities	(89,806)
Accrued interest	214,417
Notes payable	883,250
Notes payable - related parties	1,696,382

Total current liabilities	3,198,257

Commitments and contingencies	-

Stockholder's Deficit
Preferred stock, $.001 par value 10,000,000 authorized, no shares issued and outstanding at December 31, 2007	-
Common stock, $.001 par value 500,000,000 authorized, 42,583,732 issued and outstanding at December 31, 2007	42,584
Additional paid-in-capital	5,191,871
Accumulated deficit	(5,969,769)

Total stockholder's deficit	(735,314)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$2,462,943

In addition, please refer to our Current Report on Form 8-K, filed January 25, 2007 which further details the facts relied on to make the exemption available.

Item 7.	Management’s Discussion and Analysis or Plan of Operation, page 14

Liquidity and Capital Resources, page 14

24.
In light of the material deficiency in your liquidity, please tell us your consideration of disclosing the specific course(s) of action you have taken or plan to take to raise capital and remedy the deficiency.  It appears that a detailed discussion of your ability to meet your obligations as they become due would be material to investors.  Refer to Item 303(a)(1) of Regulation S-K.

Results of Operations for the Twelve Months Ended December 31, 2009 and the Year Ended December 31, 2009, page 14

25.
We note that you do not disclose the reasons for material year over year changes in sales and gross profits, organizational, selling, general and administrative expenses, professional fees and interest expense, or quantify the affects of the factors that contributed to the changes.  Also, we note there is no description of known matters that would have an impact on future operations but have not had an impact in the past or matters that have had an impact on reported operations but are not expected to have an impact on future operations.  Please refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and tell us what consideration you gave to providing these disclosures.

We have revised our result of operation as set forth below and will include same in our revised annual Report:

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2009 AND THE YEAR ENDED DECEMBER 31, 2009

The operating loss for the twelve months ended December 31, 2009 was $9,219,374, an increase of $5,078,647 over the year ended December 31, 2008.  A substantial portion ($7.8 million) of the operating expenses incurred during the twelve months ending 31 December 2009 represent non-cash charges relating to the issuance of shares for professional services.  Revenue for the twelve months ended December 31, 2009 was $0 as compared to $628,669 for the year ended December 31, 2008 as result of the temporary shutdown of the mining operations.  Interest expense and financing costs for the twelve months ended December 31, 2009 were $1,252,175 as compared to $616,740 for the twelve months ended December 31, 2008 due to increased financing from Convertible Notes.  The total loss for the twelve months ended December 31, 2009 was $10,415,229 as compared to $4,602,863 for the twelve months ended December 31, 2008.

The Company continues to actively explore its exploration targets around existing mines and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.  Certain key factors will affect our future financial and operating results. These include, but are not limited to, the following:
a) Fluctuations in gold prices.
b) Costs applicable to sales—expected to be higher due to higher energy costs, labor and contracted services and lower expected production.
c) Our future expectations, particularly with respect to production volumes and costs.
d) Applicable to sales per ounce, may differ significantly from actual quarter and full year results due to variations in mine planning and sequencing, ore grades and hardness, metal recoveries, waste removal, commodity input prices and foreign currency exchange rates.
e) Our operating cash flow may become insufficient to meet the funding requirements of these investments, fund our ongoing business activities.
f) Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold prices and our operational performance, among other factors.
g) In the event of lower gold prices, unanticipated operating or financial challenges, or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business.

Consolidated Financial Statements, page F-1

General

26.
Please tell us your consideration of the applicability of the disclosure requirements for development stage enterprises in ASC 915.  Refer to the definition of a development stage entity in ASC 915-10-20 as well as ASC 915-10-05-2 and ASC 915-205-45-2 through 45-4.

ASC 915 requires disclosure where the business devotes substantially all of its efforts to establishing its operations and either of the following conditions exists: (1) planned principal operations have not started or (2) there has been no significant revenue although principal operations are underway. Generally Accepted Accounting Principles (GAAP) applicable to established companies apply equally to development stage enterprises. In the balance sheet, cumulative net losses are reported as "deficit accumulated during the development stage." In the income statement, cumulative amounts of revenue and expense from inception of the enterprise are reported. The statement of financial position shows the cumulative amounts of sources and uses of funds from inception. The financial statements are identified as those of a development stage enterprise and include a description of the development activities. In the first year in which a development stage enterprise is no longer considered such, it must disclose that in prior years it had been.

We have given full consideration to the applicability of the disclosure requirements above.  Our operation is considered defined, however, as a production stage enterprise. During 2007, the Company produced approximately Five Thousand (5,000) ounces of gold in seven and half months of production. The Company produced approximately 1,000 ounces of gold in 2008, as it completed a drilling program, and prepared its long term mining plan. Dutch Gold Resources, Inc. acquired Dutch Mining, LLC on January 16, 2007. Dutch Mining owns the lease of The Benton Mine consisting of 24 gold mining claims on 480 acres. Dutch Mining also owns the adjacent Gold Bug Mine on 110 acres with 5.5 patented claims.

Consolidated Balance Sheets, page F-3

27.
Please tell us the items and their amounts included other assets for each year presented.  Please also tell us your consideration of disclosing the nature and amounts of the items included in other assets and your accounting policies for these assets in the footnotes to your financial statements.

The items and amounts included in Other Currents Assets for each year are set forth below:

	December 31,	December 31,
	2009	2008
Advances to Aultra Gold, Inc.	$269,919	$-

Total Other Current Assets	$269,919	$-

Regulation S-X, Rule 5-02, states that (1) other current assets and other current liabilities in excess of 5 percent of total current assets and total current liabilities, respectively, and (2) other noncurrent assets and other noncurrent liabilities in excess of 5 percent of total assets and total liabilities, respectively, should be shown separately on the face of the balance sheet or disclosed in a note to the financial statements. The other current assets shown separately on the Company’s Balance Sheet.

28.
Please tell us the significant terms and provisions, including maturity dates, payment terms, interest rates and conversion terms, of loans from shareholders included in current liabilities.  Please also tell us what consideration you gave to disclosing all pertinent terms of the loans in the footnotes to your financial statements.

The details of these loans are set forth below:

Dutch Gold Resources, Inc.
Loans From Shareholders
December 31, 2009 and December 31, 2008

	Beginning Balance	Loan Transaction Date	% Interest Rate	Maturity Date(1)	Principal Additions	Principal Payments	End Balance 12/31/2008	End Balance 12/31/2009

C&H Capital, LLC		2/5/2008	10.0	2/4/2009	$100,000.00	$(35,000)	$65,000
Paul Papi		4/3/2008	7.0	4/3/2009	$125,000.00		$125,000
IS Investments		3/12/2008	-	3/12/2009	$30,000.00		$30,000
Altissimo Fund LP		4/8/2008	7.0	4/8/2009	$50,000.00		$50,000
Bugatti IRA Partners, LP		4/15/2008	7.0	4/15/2009	$50,000.00		$50,000
Caruso-Dienhart		4/21/2008	10.0	4/21/2009	$25,000.00		$25,000
Dan Hollis		11/30/2008	-	11/30/2009	$8,072.50		$8,073
Brenda Cooke		7/16/2008	10.0	7/16/2009	$100,000.00		$100,000

Balances at 12.31.2008	—				$488,073	$(35,000)	$453,073

C&H Capital, LLC	$65,000		10.0		—			$65,000
Paul Papi	$125,000		7.0		—			$125,000
IS Investments	$30,000		-		—			$30,000
Altissimo Fund LP	$50,000		7.0		—	$(50,000)		—
Bugatti IRA Partners, LP	$50,000		7.0		—	$(50,000)		—
Caruso-Dienhart	$25,000		10.0		—	$(10,000)		$15,000
Dan Hollis	$8,073		-		—	$(8,073)		—
Brenda Cooke	$100,000		10.0		—			$100,000
								—
Benmore Capital	—	5/18/2009	8.0	6/17/2009	$25,000			$25,000

Balances at 12.31.2009	$453,073				$25,000	$(118,073)	—	$360,000

(1) These notes were renewed by agreement between the Company and the lenders.

Full consideration was given to disclosing that the company has entered into a loan agreement, description of each debt instrument, as well as all maturity dates associated with principal payments, the interest rate, and any circumstances under which the lender can call the loan (involving a description of all related covenants). In addition, the existence of any conversion privileges by the lender and any assets to be used as collateral should be described.

Consolidated Statements of Stockholders’ Equity (Deficit), page F-6

29.
Please provide us with a summary of common shares issued for cash during 2009.  In addition, please tell us the factors and circumstances which enabled you to raise the capital at a per-share price substantially in excess of the per-share market value of shares issued for services and payment of other obligations.  Also, please tell us what consideration you gave to describing equity transactions in the footnotes or in management’s discussion and analysis of plan of operations given your reliance on issuances of equity securities to fund operations and pay your obligations.

Upon review, our Consolidated Statement of Stockholders’ Equity will require restatement due an error in the share issued allocation published in the schedule. The respective dollars on each line remained the same. The corrected amounts are reflected in the schedule below:

DUTCH GOLD RESOURCES, INC.
(Formerly SMALL TOWN RADIO, INC.)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008

	Common Stock
	Shares	Dollars at Par ($.001)	Paid in Cap. Dollars $	Accum Deficit	Stockholders' Equity

Balances 12/31/07	42,373,732	$42,374	$428,709	$(1,614,897)	$(1,143,814)
					-
Common shares issued for cash	4,413,859	4,414	1,012,000		1,016,414
					-
Common shares issued for services	3,468,334	3,468	457,120		460,588
					-
Common shares issued in lieu of payment	1,287,333	1,287	148,903		150,190
					-
Common shares issued for payment of interest	1,442,151	1,442	289,202		290,644
					-
Gain (loss) for year				(4,602,863)	(4,602,863)

Balances 12/31/08	52,985,409	$52,985	$2,335,934	$(6,217,760)	$(3,828,841)

Common shares issued for cash	9,971,480	9,971	1,042,177		1,052,148

Common shares issued for services	40,431,666	40,432	7,322,466		7,362,898

Common shares issued in lieu of payment	7,520,300	7,520	540,136		547,656

Common shares issued for payment of interest	4,808,520	4,809	982,662		987,471

Gain (loss) for year				(10,415,229)	(10,415,229)

Balances 12/31/09	115,717,375	$115,717	$12,223,375	$(16,632,989)	$(4,293,897)

Below is a summary of shares issued for cash during 2009:

Dutch Gold Resources, Inc.
Common Shares Issued For Cash
January 1, 2009 to December 31, 2009

Name	Issue Date	Net Shares	Subscription Price	Amount	Stock Subscription Proceeds	Common Stock At $0.001 Par Value	APIC
Benmore Capital Mining	4/27/2009	866,480	0.100	$86,648	$86,648	$866	$85,782
Benmore Capital Mining Fund	6/30/2009	250,000	0.100	25,000	25,000	250	24,750
Russ Kavanaugh	6/30/2009	125,000	0.200	25,000	25,000	125	24,875
Dr. Donald E. Brackman	8/04/2009	125,000	0.200	25,000	25,000	125	24,875
Benmore Capital Mining Fund	9/18/2009	125,000	0.100	17,500	17,500	125	17,375
Larry Kopald	9/18/2009	250,000	0.200	50,000	50,000	250	49,750
Peter Dunne	10/22/2009	250,000	0.100	25,000	25,000	250	24,750
Peter Dunne	10/22/2009	750,000	0.100	75,000	75,000	750	74,250
Peter Dunne	10/22/2009	250,000	0.100	25,000	25,000	250	24,750
Josef Bauer	12/9/2009	1,000,000	0.100	100,000	100,000	1,000	99,000
Steven Bauer	12/9/2009	250,000	0.100	25,000	25,000	250	24,750
Moche Chalem/Daniel Feld	12/9/2009	250,000	0.100	25,000	25,000	250	24,750
Ari Feder	12/9/2009	250,000	0.100	25,000	25,000	250	24,750
Philip Gruber	12/9/2009	150,000	0.100	15,000	15,000	150	14,850
David Kornfeld	12/9/2009	200,000	0.100	20,000	20,000	200	19,800
James Levin	12/9/2009	150,000	0.100	15,000	15,000	150	14,850
Charles Modica	12/9/2009	180,000	0.100	18,000	18,000	180	17,820
Joseph Telushkin	12/9/2009	100,000	0.100	10,000	10,000	100	9,900
Wilhelm Debor	12/18/2009	150,000	0.100	15,000	15,000	150	14,850
TA International	12/18/2009	3,800,000	0.100	380,000	380,000	3,800	376,200
TA International	12/18/2009	500,000	0.100	50,000	50,000	500	49,500

Totals		9,971,480		$1,052,148	$1,052,148	$9,971	$1,042,177

Note that it is not at per share price substantially in excess of the per share market value of shares issued for services and payment of other obligations.  Equity transactions are discussed in our MD&A (Item 7, page 14). The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-7

Cash, Cash Equivalents and Financial Instruments, page F-7

30.
We note that you do not disclose the fair value of loans from shareholders and long-term notes payable to related parties.  Please tell us why the disclosures required by ASC 825-10-50 are not provided.

ASC 825-10-50-10 does not require that fair values of financial instruments be estimated if it is not practicable, or cost effective, to develop the estimates. In our case, this was taken into consideration of the disclosure of the fair value of loans from shareholders and notes payable to related parties. The company does not borrow from commercial sources to have a comparable interest rate base for use of estimates. We cannot determine the fair value of our related party notes payable due to the related party nature and instruments similar to the notes payable could be found.

Basic and Diluted Loss Per Share, page F-10

31.
We note your disclosure in Note 9 that certain notes payable to related parties are convertible into common shares.  Please tell us your basis in GAAP for excluding shares issuable upon conversion of convertible debt from your disclosure regarding securities that could potentially dilute basic earnings per share in the future.  Please refer to ASC 260-10-50-1.

Refer to FASB ASC 260-10-50-1, a potentially dilutive security is a security which can be exchanged for or converted into common stock and therefore upon conversion or exercise could dilute (or decrease) earnings per share. The lender obtains an option to receive either the face amount of the debt upon maturity or the specified number of common shares upon conversion. Issuances of substantial amounts of its common stock, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Company’s common stock and the Company cannot predict the effect this dilution may have on the price of its common stock.

Note 2 – Other Current Assets, page F-15

32.
Please tell us the nature of your relationship with Aultra Gold, Inc. during the years presented and the transactions giving rise to the advances receivable from Aultra Gold.  Please also tell us the terms and manner of settlement of the advances.  In doing so, please explain to us why the advances are properly classified as a current asset.  In addition, tell us your consideration of providing disclosures similar to those required by ASC 850-10-20-50.

[No Response Provided]

Note 3 – Other Current Assets, page F-15

33.
Please tell us the circumstances leading to the liens on your subsidiary’s equipment, personal property, real property and leases.  Please also tell us whether or not the liens related to unpaid federal and state income taxes, and if so, tell us how the unpaid taxes are recorded in your consolidated financial statements.

The Internal Revenue Service has a federal lien on the company’s subsidiary Dutch Mining, LLC’s equipment, real property and leases in the amount of $567,062.  The State of Oregon Department of Revenue has a lien on the company’s subsidiary Dutch Mining, LLC’s personal and real property in the amount of $118,663. Dutch Gold Resources, Inc. is not liable for the taxes associated with these liens, except to the extent that it makes additional capital available to Dutch Mining, LLC. These arose from unpaid Federal and State Payroll Taxes from the closed operations of the Benton Mine operation in Oregon. The unpaid taxes are recorded as Payroll Liabilities, under Current Liabilities in the company’s consolidated financial statements.

Note 7 – Other Current Assets, page F-17

34.
We note that you accounted for the share exchange transaction as a recapitalization.  Please tell us (i) how you determined the amount of consideration assigned to the shares retained by the shareholders of legal acquirer, (ii) why the consideration does not represent net book value of the legal acquirer’s net assets or liabilities (iii) how and why you considered price fluctuations and liquidity issues in your accounting for the recapitalization.  If necessary, please tell us in more detail how you accounted for the transaction and the basis in GAAP for your accounting.

The Company completed a share exchange agreement with Dutch Mining, LLC    (DMLLC), on January 16, 2007, in which it issued 24 million shares in exchange for all of the outstanding shares of Dutch Mining, LLC, which became a wholly-owned subsidiary.  The contract indicates that the transaction was a “stock for stock” transaction, and to be accounted for as a recapitalization.  This transaction is characterized as a reverse merger, which is treated as a recapitalization for accounting   purposes. The company issued  new shares in exchange for 100% of the shares of the private company, DMLLC and the private company now becomes a subsidiary of the public company, DGRI, the transaction is the equivalent of realization and reinvestment.  As a result, the net book value of the acquisition in the amount of $3,936,480 is treated as an investment in subsidiary and is therefore eliminated in consolidation. The transactions contemplated by the recapitalization were subject to the negotiation and execution of definitive documentation.

The shares issued in the acquisition of DMLLC by the company, are set forth below:

Shares:
- Pre Transaction	6,000,000
- Sellers Shares	24,000,000
- Shares to Extinguish Debt	4,000,000
34,000,000

For how the amount of consideration assigned was arrived at, please see the table below:

Consideration for 6,000,000 Shares:

Notes Payable Retired	$524,627

Accrued Interest Retired	279,797

Related Party Payables Retired	1,012,500

Consideration for the shares	$1,816,924

Shares Received	6,000,000

Market Value of Shares	$0.30

The final transaction was subsequently recorded then as follows:

Notes Payable	$524,627.00
Accrued Interest	279,797.00
Related Party Payable	1,012,500.00
Investment in Subsidiary		$3,936,480.04
Common Stock		$34,000.00
Additional Paid in Capital	$2,153,556.04

( To record the acquisition of Dutch Mining, LLC )

Note 8 – Capital Stock, page F-17

Common Stock

35.
We note that you issued shares of common stock for payment of interest and other liabilities during each year presented.  Please tell us in a reasonable amount of detail each of the transactions where you issued common shares to retire debt and other obligations and how the settlement amounts were determined.  Please also tell us your consideration of disclosing the terms of the transactions in more detail.

a) Shares issued to retire debt:

Dutch Gold Resources, Inc.

Shares Issued To Retire Debt

January 1, 2009 to December 31, 2009

Name	Issue Date	Net Shares	Conversion Factor	Amount	Debentures Conversion	Debentures Legal	Common Stock At $0.001 Par Value	APIC
Affaires Financiers, S.A.	4/27/2009	1,437,325	0.0853360	$122,656	100,000	$22,656	1,437	121,219
Thor Enterprises	4/30/2009	4,032,258	0.0620000	250,000	250,000		4,032	245,968
Thor Enterprises	4/30/2009	2,050,717	0.0853360	175,000	175,000		2,051	172,949

Shares Issued to Retire Debt		7,520,300		$547,656	$525,000	$22,656	$7,520	$540,136

The retired debt were fully convertible debentures,  the complete amount of debentures being converted into equity shares of this company according to the terms and conditions mentioned at the time of issuing the debenture.  The terms of the transactions were covered in sufficient detail in Note 6 of the financial statements as reflected below:

NOTE 6—CONVERTIBLE DEBENTURES

The Company had no convertible debentures outstanding at December 31, 2009 and $525,000 at December 31, 2008. The notes bear an interest at a rate of 8% per annum. Under the convertibility terms of the notes payable, the principal, plus accrued interest, can be converted immediately, at the option of the holder, either in whole, or in part, into fully paid common shares of the Company

a)	Shares issued to pay interest:

Name	Issue Date	Net Shares	Share Price See Note 1	Amount	Interest on Note	Stock At $0.001 Par Value	APIC
Brenda Cooke	4/27/2009	1,200,000	0.150	$180,000	$180,000	$1,200	$178,800
C&H Capital	6/08/2009	408,520	0.290	118,471	118,471	409	118,062
Brenda Cooke	6/08/2009	400,000	0.290	116,000	116,000	400	115,600
Brenda A. Cooke	6/15/2009	400,000	0.300	120,000	120,000	400	119,600
C&H Capital	7/24/2009	400,000	0.220	88,000	88,000	400	87,600
Brenda A. Cooke	7/24/2009	800,000	0.220	176,000	176,000	800	175,200
Brenda Cooke	10/15/2009	400,000	0.170	68,000	68,000	400	67,600
Brenda Cooke	10/22/2009	400,000	0.160	64,000	64,000	400	63,600
Sarah Cooke	12/9/2009	100,000	0.150	15,000	15,000	100	14,900
Michael Guidry	12/9/2009	100,000	0.150	15,000	15,000	100	14,900
Zemaso Management	12/18/2009	200,000	0.135	27,000	27,000	200	26,800

Shares Issued To Pay Interest		4,808,520		$987,471	$987,471	$4,809	$982,662

The consideration for settlement amounts for payments of interest from the company’s common shares was arrived at by utilizing the market value (the price of the last reported trade) of the DGRI stock on the date of issue.

36.
Please tell us whether you issued share purchase warrants during each of the years presented and what consideration you gave to providing the disclosures required by ASC 505-10-50 and/or disclosures similar to those required by ASC 718-10-50-1 through 50-2 to the extent that those disclosures are important to an understanding of the effects of those transactions on the financial statements.  Also please provide us with a summary of changes in outstanding stock purchase warrants during each of the years presented, a summary of the transactions resulting in the issuance of stock purchase warrants during each of the years presented and a summary of the pertinent terms of outstanding warrants, including vesting provisions.  Tell us how you account for the warrants and the basis in GAAP for your accounting.  Address separately warrants account for as equity instruments and warrants accounted for as liability instruments.

Warrants were issued in each of the years presented, 2008 and 2009.  FASB ASC 505-10-50, Equity Disclosure, requires entities to disclose a summary of the pertinent rights and privileges of outstanding securities. The residual method was used, where only one component, in this case the equity was valued; the remaining component was assigned the remaining value. These common share purchase warrants do not trade in an active securities market, and as such, we estimate the fair value of these warrants using the Black-Scholes option pricing model as of the issuance dates.  Expected volatility is based primarily on historical volatility.  Historical volatility was computed using weekly pricing observations for recent periods.  The Company believes this method produces an estimate that is representative of its expectations of future volatility over the expected term of these warrants.  The Company currently has no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility.  The expected life is based on the remaining term of the warrants.  The risk-free interest rate is based on weighted average of five year U.S. Treasury securities. Some of the warrants provide that in the event the Company is unable to issue registered shares upon exercise, the warrant holders are entitled, under securities laws, to receive freely tradable shares pursuant to a "cashless exercise" provision.  However, based on interpretation of ASC 815, there is a required presumption of net cash settlement.

We determined that these warrants created a related liability in accordance with ASC 480-10-55-29 & 30 due to the fact that some of the warrants could be settled for cash.  In our estimation of the value of this liability, we interpreted and applied the concept of "Fair Value" from ASC 820 (formally SFAS 157).  After reviewing current accounting literature, to determine proper accounting treatment, we took into account the extreme unlikelihood of the occurrence of a fundamental transaction triggering a right to cash settlement as a probability factor in applying a Black-Scholes valuation of the warrants.

The warrants have been recorded at their relative fair values at issuance and will continue to be recorded at fair value each subsequent balance sheet date.  Any change in value between reporting periods will be recorded as other income (expense) each reporting date.  The warrants will continue to be reported as a liability rather than as equity.

Summary of Share Purchase warrant activity is given below:

Dutch Gold Resources, Inc.
Warrants Value Summary
January 1 2008 to December 31, 2009

					Warrant Values
Name	Date Issued	Number of Shares	Stock Price at Issuance	Exercise Price	Value at Issuance Price	Exercise Amount	Issuance Fair Value Amount	Fair Value at 12/31/2009	Change in Fair Value	Date of Expiration
C&H Capital	01/05/2008	500,000	$0.97	$5	$485,000	$575,000	$558	$390,579	$(390,020)	01/5/2013
C&H Capital	01/05/2008	250,000	0.97	1.15	242,500	287,500	279	195,289	(195,010)	01/5/2013
Kingsdale Capital	02/27/2008	41,667	0.97	0.60	40,417	25,000	29,510	38,775	(9,265)	02/27/2010
Kingsdale Capital	02/27/2008	100,000	0.97	0.97	97,000	97,000	63,009	91,954	(28,945)	02/27/2010
Altissimo Fund	04/14/2008	12,500	0.95	0.95	11,875	11,875	10,235	11,850	(1,615)	04/14/2013
Bugatti IRA Partners	04/14/2008	12,500	0.95	0.95	11,875	11,875	10,235	11,850	(1,615)	04/14/2013
NBCN Belair Minex	09/04/2008	833,333	0.87	1.00	725,000	833,333	541,311	789,721	(248,410)	09/04/2010
Kingsdale Capital	09/04/2008	166,667	0.87	1.00	145,000	166,667	90,540	136,914	(46,374)	09/04/2010

Total 2008		1,916,667	$1	$1		$2,008,250	$745,678	$1,666,932	$(921,254)

NBCN Belair Capital Partners	03/12/2009	3,333,333	0.14	0.50	466,667	1,666,667	422,198	422,198	-	03/12/2011
Russ Kavanaugh Trust	06/09/2009	62,500	0.29	0.50	18,125	31,250	17,711	17,711	-	06/09/2012
Benmore Capital	06/09/2009	437,500	0.29	0.50	126,875	218,750	123,979	123,979	-	06/09/2012
Ari Feder	10/05/2009	125,000	0.17	0.30	21,250	37,500	20,761	20,761	-	10/5/2012
Joseph Telushkin	10/21/2009	50,000	0.15	0.30	7,500	15,000	7,317	7,317	-	10/21/2012
Moche Chalem/ Daniel Feld	11/16/2009	62,500	0.15	0.30	9,375	18,750	9,146	9,146	-	11/16/2012
Josef Bauer	11/18/2009	500,000	0.13	0.30	65,000	150,000	63,300	63,300	-	11/18/2012
David Kornfeld	11/18/2009	100,000	0.13	0.30	13,000	30,000	12,660	12,660	-	11/18/2012
James Levin	11/24/2009	75,000	0.14	0.30	10,500	22,500	10,235	10,235	-	11/24/2012
Philip Gruber	11/29/2009	75,000	0.16	0.30	12,000	22,500	11,716	11,716	-	11/29/2012
Steven Bauer	12/04/2009	125,000	0.15	0.30	18,750	37,500	18,424	18,424	-	12/04/2012
Peter Dunne	12/09/2009	625,000	0.15	0.30	93,750	187,500	93,468	93,468	-	12/09/2014
Charles Modica	12/09/2009	90,000	0.15	0.30	13,500	27,000	13,170	13,170	-	12/09/2012
Zemaso Management	12/16/2009	100,000	0.14	0.30	14,000	30,000	13,646	13,646	-	12/16/2012
Zemaso Management	12/16/2009	50,000	0.14	0.30	7,000	15,000	6,823	6,823	-	12/16/2012
										12/16/2012

Total 2009		5,860,833	$0.16	$0.35	$904,292	$2,534,917	$851,328	$851,328	-

Totals		7,777,500			$904,292	$4,543,167	$1,597,006	$2,518,260	$(921,254)

37.
We note your disclosure that the fair value of warrants is measured at the end of the reporting period with changes in fair value recorded in income.  We also note that you disclose two different fair values for the warrants at the end of the most recent year.  Please tell us which fair value is correct.  Please also tell us the fair value of outstanding, warrants at each balance sheet date, the caption on the balance sheets where the fair value of the warrants is recorded and the amount of the change in fair value recognized in income during each year presented.  In addition, tell us how you computed the fair values, including all assumptions used and the basis for those assumptions.

The fair values of the shares at December 31, 2008 are $1,597,006 and at December 31, 2009 was $2,518,260.   They have been captured as a part of Additional Paid In Capital on the Balance Sheets.

The Company recomputes the fair value of the warrants at the end of each fiscal reporting period.  These warrants vest immediately and have a range of two to five year term.  Such value computation includes subjective input assumptions that are consistently applied each period. If the Company were to alter its assumptions or the numbers input based on such assumptions, the resulting fair value could be materially different.  The significant assumptions using the Black-Scholes model approach utilized for computing the fair value of the warrants are:

(i)
Risk-Free Interest Rate.  The risk-free interest rates for the warrants are based on U.S Treasury constant maturities for periods commensurate with the remaining expected holding periods of the warrants.

(ii)
Expected Holding Period. The expected holding period represents the period of time that the warrants are expected to be outstanding until they are exercised. The Company utilizes the remaining contractual term of the warrants at each valuation date as the expected holding period.

(iii)
Expected Volatility. Expected stock volatility is based on daily observations of the Company's historical stock values for a period commensurate with the remaining expected holding period on the last day of the period for which the computation is made.

(iv)
Expected Dividend Yield. Expected dividend yield is based on the Company's anticipated dividend payments over the remaining expected holding period.  As the Company has never issued dividends, the expected dividend yield is $-0-and this assumption will be continued in future calculations unless the Company changes its dividend policy.

Note 9 – Capital Stock, page F-19

38.
Please tell us where the accounts payable balances disclosed in the fifth, sixth and seventh paragraphs are included on your balance sheets.  Please also tell us the payment terms for each of these obligations.

The accounts payable balances disclosed in the fifth, sixth and seventh paragraphs are reflected are as follows:

Rendata Industrial Park, LLC - $311,775 – Payment terms, upon receipt

HPUS, LLC - $223,338 – Payment terms, upon receipt

These amounts are included under Accounts Payable in the Balance Sheets.

39.	For each of the related party notes that are convertible shares, please tell us:

•	the conversion terms;
•	whether accrued interest also convertible into common shares, and if so, the related conversion terms;
•	how you are accounting for the conversion features and the basis in GAAP for your accounting treatment, including a discussion of the guidance in ASC 815-15 and ASC 470-20, as applicable; and
•	your consideration of providing the disclosures required by ASC 470-20 or 815-10-50.
•
The Company has updated its related party disclosures related to provide all relevant terms and balances related to these note and payable balances. The related party notes do not contain conversion features. Rather, in certain instances, we have issued shares to satisfy certain obligations related to our notes outstanding.  We have corrected the disclosure of these related party notes in our Form 10-K/A for the year ending December 31, 2009.

  Note 12 – Capital Stock, page F-20

40.	Please tell us the following regarding your acquisition of the controlling interest in Aultra Gold, Inc. (hereinafter “Aultra”) and your contemporaneous acquisition of all of Aultra’s assets.
•	How you accounted for each transactions and the basis in GAAP for your accounting.
•	Why you structured the acquisition of the business as both an acquisition of a controlling interest and an acquisition of assets.
•	Why the number of shares of common stock issued for the assets was substantially greater than the number of shares of common stock issued for the controlling ownership interest.
•	Whether there were any pre-existing relationships between the parties to the transactions.

•	The effective date of each transaction and how you determined the effective dates.
•	How and on what date the acquisition of the controlling interest is recognized in your financial statements.
•	Why you are not required to file the financial statements required by Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X.
•	Your consideration of providing the disclosures required by ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50.
•
Why you did not file copies of the fully executed asset purchase and stock purchase agreements.  In this regard, we note that the agreements filed exhibits 10.1 and 10.2 to Form 8-K filed January 12, 2010 omit substantive terms of the agreements and are not dated and signed by the parties.

•
In view of the March 2010 transaction whereby you sold a controlling interest in Aultra to Shamika Gold, Inc. (hereinafter Shamika), please tell us why your temporary controlling interest is Aultra should be considered a substantive controlling interest.

•	How you accounted for each transactions and the basis in GAAP for your accounting.

We have revised Note __ to provide a detailed disclosure related to the Aultra transactions to disclose that Dutch Gold pursued the transactions with Aultra as part of the Company’s mission to become a recognized gold producer within two years; a key to this objective to acquire late stage exploration and development projects that can be quickly advanced to production. The Stock Purchase Agreement was entered into in order to obtain a controlling interest in Aultra as management viewed this acquisition as an investment to be held either for a spin-off or other value creation events (as evident by the transaction with Shamika). Management believed that Aultra held valuable assets and that acquiring a controlling interest would allow Dutch Gold to provide the influence and management expertise to raise funds or strategically position Aultra.

Based on the assets that Aultra controlled, specifically the Basin Gulch mine property, the Company determined that the acquisition of the assets of Aultra through an Asset Purchase Agreement met its strategic objectives. Management also determined, through its previous successful financing raises, that Dutch Gold would be able to produce and realize the mineral rights as it relates to the Basin Gulch property.

Management believes that the value of the actual Aultra assets acquired due to the mineral rights, specifically related to the Basin Gulch property, are extremely valuable and that the Company has the financial resources to pursue the property. When the Company acquired the controlling interest in Aultra, this stock acquisition did not provide us the direct right to develop and commit financial resources to the Basin Gulch property acquired in the asset acquisition. Instead it provided us with ownership in a Company that was not actively developing properties. Therefore, the value of the actual assets of Aultra was more valuable as the Company could then purse and develop the property as we have the financial resources than ownership in a Company that was not actively developing the property. Thus, more shares were issued for the assets than for the controlling ownership.

No material, pre-existing relationships existed between the Company and Aultra or any of its respective affiliates. We believe we have disclosed all material relationships as it relates to these transactions and Aultra in Note __.

The measurement date for accounting purposes was the closing date of the transactions which were both January 6, 2010

•	How and on what date the acquisition of the controlling interest is recognized in your financial statements.

The controlling interest was recognized in our financial statements as of January 6, 2010. The following disclosure was made in Note __:

Pursuant to a Stock Purchase Agreement by and among the Company, Rauno Perttu, Strategic Minerals Inc., a Nevada corporation, and Aultra Gold Capital Inc., a Turks and Caicos corporation, the Company acquired a 67% controlling interest of Aultra Gold, Inc. (“Aultra” or “Aultra Gold”) by acquiring 6,442,500 of Aultra’s existing common shares for a purchase price of one million newly-issued shares of the Company’s common stock, par value $0.001 per share. The transaction closed on January 6, 2010. The total value of the one million shares issued based on the Dutch Gold Resources, Inc. common share closing price of $0.135 per share was $135,000.

In addition, as discussed further in Note 4, in accordance with the Stock Purchase Agreement the Company forgave $269,919 in advances that the Company previously made to Aultra Gold which were secured by a promissory note and recorded as an Other Current Asset by the Company as of December 31, 2009. As the forgiveness of the advances occurred resulting from the execution of the Stock Purchase Agreement, management determined that the amount forgiven should be included in the overall value of the controlling interest acquired; therefore, the Company determined that the fair value of the Aultra controlling interest was $404,919.

Although the controlling interest in Aultra was obtained on January 6, 2010 and subsequently sold on March 26, 2010, the Company did not consolidated the financial results of Aultra for this interim period as Aultra’s results were not material to the consolidated financial statements of the Company. In addition, pro-forma financials related to Aultra’s operations were not provided as management deems this information not to be beneficial to our shareholders as Aultra’s operating activity was minimal and would not have a material effect on our operations. Aultra’s operations during this period were immaterial as noted in Aultra’s results presented in their public filings.

We believe we have provided all disclosures required by ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50 in Note __. As stated above, the Company valued the controlling interest in Aultra as $404,919. The Company elected not to disclose the value of the non-controlling interest as this value is immaterial to the Company’s overall financial results and as the interest was held for less than three months (January 6, 2010-March 26, 2010).

We have filed in complete copies of the asset purchase and stock purchase agreements as Exhibits __ and __, respectively.

Management views its initial controlling interest in Aultra as substantive during the period from January 6, 2010 through March 26, 2010 as the Company’s involvement and expertise was needed in order to execute an agreement with Shamika. In addition, during this interim period Aultra’s board of directors consisted of two directors from Dutch Gold. These directors were instrumental in the Shamika transaction. Although the controlling interest was obtained on January 6, 2010 and subsequently sold on March 26, 2010, the Company has not consolidated the financial results of Aultra for this interim period as Aultra’s results were not material to the consolidated financial statements of the Company. In addition, pro-forma financials related to Aultra’s operations have not been provided as we deem this information not to be beneficial to our shareholders as Aultra’s operating activity was minimal and did not have a material effect on our operations.

We recorded our $404,169 investment in Aultra resulting from the Stock Purchase Agreement under the equity method. The Company effectively sold Aultra through a reverse acquisition by Shamika on March 26, 2010. A gain on the disposition of the controlling interest of Aultra resulted from the sale to Shamika. Management determined that the gain recorded would be the difference in our initial fair value investment in Aultra ($404,169) less the $621,346 fair value of the consideration received from the Shamika transaction ($621,346 calculated as the fair value of the Shamika shares received of $1,237,500 less Aultra debt assumed of $616,154). Thus, the Company recorded in our statement of operations a $217,177 gain on sale of our Aultra investment for the year ended December 31, 2010.

41.
Notwithstanding the proceeding comment, in light of the disclosure guidance set forth in ASC 805, please provide us the following information regarding your acquisition of a controlling ownership interest in Aultra Gold, Inc. (hereinafter Aultra):

•	A detailed description of Aultra’s business.
•	The percentage of voting equity interest acquired, specifying the number of shares acquired as compared to total shares outstanding.
•	The primary reasons for the business combination and a description of how you obtained control of Aultra’s business.
•	The acquisition-date fair value of the consideration transferred (i.e., the fair value of common shares issued in the exchange).
•	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.
•	A description of the precise nature of mineral properties and the developments costs acquired and how you determined the fair value of these assets. Refer, as necessary, to ASC 930-805.
•	The fair value of the noncontrolling interest in Aultra at the acquisition date and the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest.
•	How you account for the noncontrolling interest and the basis in GAAP for your accounting.
•
The nature and terms for the pre-existing relationship with Aultra.  In this regard, based on your disclosure on page F-20 of Form 10-Q filed August 12, 2010, we understand you were making advance production royalty payments on behalf of Aultra for the Basin Gulch Min lease since 1998.

•
How you accounted for the effective settlement of this pre-existing, relationship that occurred in connection with acquiring an controlling interest in Aultra, and the basis in GAAP for your accounting.

Stock Purchase Agreement – Aultra Gold

Pursuant to a Stock Purchase Agreement by and among the Company, Rauno Perttu, Strategic Minerals Inc., a Nevada corporation, and Aultra Gold Capital Inc., a Turks and Caicos corporation, the Company acquired a 67% controlling interest of Aultra Gold, Inc. (“Aultra” or “Aultra Gold”) by acquiring 6,442,500 of Aultra’s existing common shares for a purchase price of one million newly-issued shares of the Company’s common stock, par value $0.001 per share. The transaction closed on January 6, 2010. The total value of the one million shares issued based on the Dutch Gold Resources, Inc. common share closing price of $0.135 per share was $135,000.

Aultra Gold is engaged in the business of acquiring and exploring gold and mineral properties with proven and probable reserves, with the objective of identifying gold and mineralized deposits economically worthy of continued production and/or subsequent development, mining or sale.

Dutch Gold pursued the transactions with Aultra as the Company’s mission is to become a recognized gold producer within two years with a key to this objective being the acquisition of late state exploration and development projects that can be quickly advanced to production. Based on the assets that Aultra controlled, specifically the rights to the Basin Gulch Mine property, the Company determined that the acquisition met its strategic objectives and that management believes that it has the financial resources to produce and realize the mineral rights related to the property.

Asset Purchase Agreement – Aultra Gold

On January 6, 2010, Dutch Gold Resources, Inc. entered into an Asset Purchase Agreement with DGRI ADGI Acquisition Corporation (the “Purchaser” and a Dutch Gold Resources, Inc. wholly owned subsidiary) and Aultra Gold, Inc. Pursuant to the agreement, the Company acquired all of Aultra Gold’s assets, which primarily consisted of the mining rights to a project in Montana and a project in Nevada. As consideration for these assets, the Company issued 9,614,667 shares of its common stock, par value $0.001 per share, to Aultra Gold for a total value of $1,297,980 based on the $0.135 per share market price of Dutch Gold’s common stock. In addition, in connection with the Asset Purchase Agreement, the Company issued a Dutch Gold Resources, Inc. executive and an Aultra Gold executive collectively 9,505,000 Dutch Gold common shares for a total value of $1,283,175 based on the $0.135 per share market price of Dutch Gold’s common stock. The purpose for issuing these shares was to incentivize these executives that were instrumental in the transaction and to ensure that these key executives would continue to be involved with the acquired projects. Based on these transactions, the Company determined that the consideration paid resulting from the Asset Purchase Agreement was $2,581,155 and has accounted for the transaction using the acquisition method of accounting with the purchase price assigned to the net assets acquired based on the fair value of such assets at the date of acquisition.

In accordance with the transaction, the Company acquired substantially all of the assets related to Aultra Gold’s gold and mineral business. Management determined that the value of the assets obtained primarily relate to the mineral rights associated with the property in Basin Gulch, Montana. Dutch Gold was granted an assignment of the Basin Gulch Mine lease between Aultra Gold and Strategic Minerals as a result of the acquisition. Previously, on May 31, 2006, Aultra entered into a Mining Lease Agreement with Strategic, whereby Strategic granted Aultra the exclusive right to explore, evaluate, develop, and mine the Basin Gulch property. Aultra had been unable to obtain the financing to explore, evaluate and develop the property.

ASC 930-805, states that mineral rights consist of the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. Mining assets include mineral rights. Acquired mineral rights are considered tangible assets under ASC 805. ASC 805 requires that mineral rights be recognized at fair value as of the acquisition date. ASC 930-805-30-1 and 30-2 provides that in fair valuing mineral assets, an acquirer should take into account both:

•	The value beyond proven and probable reserves (VBPP) to the extent that a market participant would include VBPP in determining the fair value of the assets.

•	The effects of anticipated fluctuations in the future market price of minerals in a manner that is consistent with the expectations of market participants.

In order to fair value the mineral rights acquired, management utilized a compilation and review report prepared by a third-party which documented the estimated proven and probable reserves related to the Basin Gulch Mine property. Based on these findings, management estimated the VBPP and the Company determined that the fair value of the total consideration paid of $2,581,155 resulting from the Asset Purchase Agreement should be allocated to the mineral rights acquired. The Company has recorded the acquired mineral rights fair value as Mineral properties on the consolidated balance sheet as a separate component of property, plant and equipment. As the mineral rights represent a tangible asset, the assigned fair value should be amortized over the useful life of the mineral right based on the units of production method. Management has preliminarily determined that the useful life for the acquired mineral right approximates twenty years but will reevaluate this estimate at the time production commences. Management will begin the amortization of the asset once development of the site commences in accordance with the units of production method.

Except as noted in the preceding paragraphs and as disclosed in the Stock Purchase Agreement and Asset Purchase Agreement, there were no material relationships among the Company and Aultra or any of their respective affiliates. It is the policy of the Company to segregate each of its mining projects into separate, wholly owned special purpose vehicles, for the purposes of risk mitigation and financing. The acquisition of the controlling interest in Aultra Gold was made as an investment to be held either for a spin-off or other value creation event. The Asset Purchase Agreement was executed as the Company believes that it has the resources to develop the mineral rights related to the projects acquired.

Management views its initial controlling interest in Aultra as substantive during the period from January 6, 2010 through March 26, 2010 as the Company’s involvement and expertise was needed in order to execute an agreement with Shamika. In addition, during this interim period Aultra’s board of directors consisted of two directors from Dutch Gold. These directors were instrumental in the Shamika transaction. Although the controlling interest was obtained on January 6, 2010 and subsequently sold on March 26, 2010, the Company has not consolidated the financial results of Aultra for this interim period as Aultra’s results were not material to the consolidated financial statements of the Company. In addition, pro-forma financials related to Aultra’s operations have not been provided as we deem this information not to be beneficial to our shareholders as Aultra’s operating activity was minimal and would not have a material effect on our operations.

We recorded our $404,169 investment in Aultra resulting from the Stock Purchase Agreement under the equity method. As stated above, we effectively sold Aultra through a reverse acquisition by Shamika on March 26, 2010. A gain on the disposition of the controlling interest of Aultra resulted from the sale to Shamika. Management determined that the gain recorded would be the difference in our initial fair value investment in Aultra ($404,169) less the $621,346 fair value of the consideration received from the Shamika transaction ($621,346 calculated as the fair value of the Shamika shares received of $1,237,500 less Aultra debt assumed of $616,154). Thus, the Company recorded in our statement of operations a $217,177 gain on sale of our Aultra investment for the year ended December 31, 2010.

42.
We note your disclosure that an independent consulting geologist conducted an NI 43-101 compliant report indicating the mineral resources at the Basin Gulch property is sizable.  Based on your disclosures in Form 10-Q filed August 12, 2010, we understand that you were granted an assignment of the Basin Gulch Mine lease between Aultra and Strategic Minerals, Inc. as a result of the acquisition of this asset and the majority of the stock in Aultra.  In view of the fact that you no longer have a controlling ownership interest in Aultra as of March 29, 2010, please tell us the nature and extent of your ongoing mining rights/interest in the Basin Gulch Mine lease as your current disclosures suggest that you still own the mining rights to this property.  If you loss of control of Aultra had no impact on your ongoing interest, please tell us why.  In addition, to the extent your interest in the Basin Gulch Mine has been substantially reduced, please tell us your consideration of issuing a press release to this effect, especially considering the press release you issued on February 8, 2010 which indicated that your Basin Gulch project has mineral reserves potentially valued at $3 billion.

The Company Gold acquired the assets of Aultra directly through a purchase from Aultra. Control of Aultra was then acquired through a share exchange agreement. When Dutch divest the Basin Gulch assets, there were no assets or liabilities in Aultra, per the terms of the Exchange Agreement with Shamika, also filed. As such, the ownership of the Basin Gulch project and the Jungo project are still fully vested in the Company. Accordingly, we are of the position there has been no diminution in value.

The Company has never disclosed that the value of the Basin Gulch project was $3B. That was the conclusion, erroneously, of the writer of the article in the Atlanta Business Chronicle.

43.
We note your disclosure stating that your geologist report for the Basin Gulch mine complies with Canadian National Instrument 43-101 (NI 43-101). This report does not appear to be compliant with NI 43-101 and this report has not been filed on SEDAR for review by the Canadian authorities.  You will need to address these potential variances in perception either by replacing references to “National Instrument 43-101 report” with “geologic report” or removing all references to this report from your filings.

We have deleted such references, under the protest of Mr. Brown, who states his report is compliant, and that he discussed it with regulators.

44.	We note your consulting estimates. Please note that mineral reserves for a mineral property may not be designated. Unless:
•
Competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•	Historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.
•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly.  In addition, please revise your disclosure throughout this  document to ensure your do not prematurely indicate mining operations on mining properties before a proper feasibility study and an economic viability determination has been conducted.

The Company will revise this disclosure in all amended and current filings.

Note 13 – Mining Lease and Option to Purchase, page F-20

45.
Please tell us the amount of royalties claimed to be due by the lessor of the Benton mine that have not been recognized in your financial statements and an estimate of the possible loss or range of loss.  Please also tell us your consideration of providing the disclosures required by ASC 450-20-50-4.

[Responses?]

Item 9A(T).  Controls and Procedures, page 16

46.
Please provide management’s annual report on internal control over financial reporting in accordance with Item 308(T)(a) of Regulation S-K.  Please also provide the required report in your filings on Form 10-K for the fiscal years ended December 31, 2008 and December 31, 2007.

\
The company has substantially revised Item 9A(T) to comply with Item 308 of Regulation S-K

(a)   Evaluation of Disclosure Controls and Procedures, page 16

47.	We note that you did not include the conclusions of your principal executive and principal

Please see response to Comment 46.

48.	We note your disclosure that your disclosure controls and procedures

Please see response to Comment 46.

(b)  Changes in Internal Controls, page 16

49.
Please review to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

Please see response to Comment 46.

Item 10, Directors, Executive Officer …page 17

50.	Please identify your chief financial officer here as well as elsewhere in the Form 10-K as appropriate.

The Company will revise its filings to identify Steven Keveaney where appropriate.

51.
Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by the adding dates or the duration of employment.  Refer to Item 401(e) of Regulation S-K.

The Company has revised the business description of its management to comply with Item 401 of Regulation S-K.

Item 15, Exhibits, List and Report on Form 8-K page 20

52.
Please file the consent required by Item 601(b)(23) of Regulation S-K or tell us why you are not required todo so.  In light of the fact that you have not filed an auditor’s consent, tell us how this affects your use ofthe prospectus that is a part of each of your registration statements on Form S-8 that incorporate by reference your report on Form 10-K and the financial statements contained therein.

Signature, page 21

53.
The report must be signed not only be the registrant, but on behalf of the registrant by the principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions.  Please refer to signature page and General Instruction D to Form 10-K and revise accordingly.

We have amended the signature page accordingly.

Exhibits 31.1 and 31.2

54.
Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.  For example, you incorrectly use the term “small business issue” throughout the document.  Please revise the certification in your amendment.

We will amend the signat re page accordingly.

Form 10-Q for Fiscal Quarter Ended September 30, 2010
General

55.           Please address the comments above to the extent applicable.

We will amend the Form 10-Q to accommodate the edits set forth in the form 10-K.

56.	We note that your third quarter 10-Q filing on EDGAR does not include page numbers. Please ensure that you paginate all future filings.

The Company will paginate its future filings.

Consolidated Balance Sheets

57.
Please tell us the nature of investments available for sale and your consideration of the disclosures required by ASC 320 or ASC 323.  Also tell us how you account for the investments and the basis is GAAP for your accounting.

The investments available for resale represent payments of hard costs to maintain the  project, such as permits and are accounted at actual costs at date incurred.

58.	Tell us why accrued payroll liabilities remained constant at the end of each period reported.

The accrued payroll liabilities remained constant at the end of each period.  This was a result of these liabilities being generated from payroll transactions related to the to the discontinued Oregon mine operations.  The company has made no payments, but is currently engaged in the negotiation of asset sales which should be sufficient to offset these liabilities.  These will be reflected in the subsequent events section of our 2010 10-K filing

Consolidated Statements of Cash Flows

59.
Please tell us why common stock issued to retire debt is shown as a cash receipt from financing activities as opposed to a non-cash investing and financing activity.  Refer to ASC 230-10-50-3 through 4.  Also tell us how this amount reconciles to the balance sheets and statements of stockholders equity (deficit).

The Company believes it will be required to restate it financial statements for this entry, for which the Company anticipates replacing its independent accounting firm.

60
Please tell us what the write-off accounts payable line item in the supplemental schedule of non-cash investing and financing activities represents.  Please also tell us how you accounted for the write-off and the basis in GAAP for your accounting treatment.

The Company believes it will be required to restate it financial statements for this entry, for which the Company anticipates replacing its independent accounting firm.

6l.	Please tell us why the acquisition of the controlling interest and assets of Aultra are not disclosed in the supplemental schedule of non-cash investing and financing activities.

The Company believes it will be required to restate it financial statements for this entry, for which the Company anticipates replacing its independent accounting firm.

Consolidated Statements of Stockholders’ Equity (Deficit)

62.
It appears that the statement does not include all of the transactions for the most recent nine months since certain transaction amounts differ from the amounts disclosed in the statements of cash flows and the period-end balances differ from the amounts disclosed in the balance sheets.  Please advise.

The Company believes it will be required to restate it financial statements for this entry, for which the Company anticipates replacing its independent accounting firm.

Note 11 – Acquisition of Aultra Gold, Inc.

63.
You disclose that your subsidiary, Aultra Gold, Inc. (hereinafter “Aultra Gold”), entered into the agreement with Shamika Gold, Inc. (hereinafter “Shamika”).  However, it’s unclear whether Shamika acquired control of Aultra or Dutch Gold Resources.  Please tell us the following regarding the agreement with Shamika:

•	Whether you or your subsidiary entered into the transaction, whether your common shares or Aultra’s common shares were issued in the exchange and which entity is now controlled by Shamika.
•	Why your disclosures regarding the terms of the agreement are substantively different than the disclosures provided in Form 10-Q for the six months ended June 30, 2010.
•	Whether there were any pre-existing relationships between the parties to this transaction.
•	Whether this agreement was contemplated at the time the stock purchase and asset purchase agreements were entered into with Aultra.
•	If common shares of Aultra were issued in the exchange, how you accounted for the loss of control and the basis in GAAP for your accounting treatment.
•	Why the mineral properties acquired in the Aultra transactions continued to be reported on your balance sheet.
•	Why you have not filed Form 8-K reporting this transaction together with exhibits or why a current report is not required to be filed.
•	If applicable, your percentage ownership in Shamika Resources (formerly Aultra) after the transaction, specifying the number of shares you now own as compared to the total shares outstanding.
•	If applicable, how you are accounting for the remaining ownership interest in Shamika and the basis in GAAP for your accounting treatment.

On January 6, 2010 Aultra Gold, Inc., a majority-owed subsidiary of Dutch Gold, consummated a Share Exchange Agreement with Shamika Gold, Inc. (“Shamika”) whereby Shareholder of Shamika exchanged all of their common stock for shares of Aultra Common Stock.  From an accounting prospective, Shamika became the surviving entity.

Note 12 – Mining Leas and Option to Purchase

64.
It appears certain references to the “Company” in your disclosures under the Basin Gulch and Jungosubheadings may not be consistent with the definition of the “Company” provided on page F-5 underPrinciples of Consolidation.  Please advise.

The Company will provide appropriate clarification on its 2010 10K and any amended filings.

Basin Gulch

65.
Please tell us how you accounted for the initial payment, advance production royalties and production royalties under the Basin Gulch Mine lease and the basis in GAAP for your accounting treatment.  Additionally, we note your disclosure that upon completion of payments totaling $8 million, you will have purchased the mineral rights to this property.  Please tell us how this provision in the lease impacts the accounting under GAAP.

The initial payment was treated as an expense write-off. Mineral rights acquired in business combinations are recorded in accordance with provisions of ASC No. 805, Business Combinations, (“ASC No. 805”) at their fair values at the date of acquisition, based on their appraised fair value. The Group reports mineral rights as a separate component of property, plant and equipment in accordance with the consensus reached by ASC No 930, Extractive Activities – Mining, (“ASC № 930”) subtopic 360, Property, Plant and Equipment.

Jungo

66.
Please tell us the obligations under paragraph 2.2 and Section 4 that have been satisfied, the date the sale and purchase of the property occurred and how you accounted for the contingent consideration payable under the terms of the agreement.  Please also tell us the contingent consideration that is still issuable.

The Company will provide appropriate clarification in its future and amended filings.

Item 2. Management’s Discussion and Analysis of Result of Operations and Financial Condition

Overview and Results of Operations

Basin Gulch Mine, Montana

67.
We note your statement that an updated NI43-101 compliant report was filed with the Securities and Exchange Commission in January 2010.  Please change this statement to indicate you have furnished thisreport and did not file it.

The Company will provide appropriate clarification in its future and amended filings.

Jungo

68.
We note your disclosure in this section, referring to mines such as the IIycroft and Sleeper mineral properties that exist in the proximity of your property.  Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties.  Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine.  Accordingly, we believe that you should remove information about any mines, prospect, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

We have added the following disclaimer into the text immediately after naming the mines: “The Company has no direct association with any of these nearby mines.”  However, we feel it is important to reference these nearby mines because a key reason for the exploration of the Jungo property is its proximity to these deposits, which we believe may have similarities to Jungo.  For example, prior to the rifting that initiated in the Miocene, the Sleeper, Sandman and Jungo properties were likely aligned, and possibly controlled by the early rifting that subsequently formed the valley between Jungo on the west side and Sleeper and Sandman on the east  side.  We believe the geothermal cells that formed the Sleeper and Sandman may have been repeated one more step southward at Jungo.  We have also been approached by the company working at Sandman about farming out the project or joint-venturing with them. They also appear to understand the possible geological relationships.

Item 4. – Controls and Procedures

69.
You disclose that material weaknesses in disclosure controls and procedures and a significant deficiency and a material weakness in your internal control over financial reporting were reported in your annual report on Form 10-K for the year ended December 31, 2009.  Please tell us where these disclosures are reported in Form 10-K.

The appropriate disclosures will have be provided in an amended Form 10-K.

Exhibits31.1 and 31.2

70.
We note that you have used the term “quarterly report” rather than “report” throughout paragraphs 2 through 4, have used the term “I” instead of “the registrant’s other certifying officer(s) and I” in paragraph 4 and 5, have included an extraneous “we” in paragraph, have omitted the parenthetical language in paragraph 4.4, have used the term “my” instead of “our” in paragraph 5, and used the term “reasonable” instead of “reasonably” in paragraph 5.a.  In future filings, please revise the certifications to conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

The Company will make all such revisions in all amended and future filings.

Form 8-K Filed February 1, 2010

71.
We have reviewed your technical report furnished on February 1, 2010.  It does not appear to comply with National Instrument 43-101 (NI43-101) based on our understanding of these regulations for the following reasons:

•	Non-disclosure of measured, indicated, and inferred resources. Without resources disclosure, no reserve declaration is possible as reserves are a s subset of the resources.
•	Non-disclosure of the preliminary feasibility study, which is a requirement for any reserve declaration under NI 43-101.
•	Non-disclosure of cash flow financial model and economic analysis used to demonstrate economic mining operations are possible.
•	Disclosure is also missing for the following basic components:
•	Metal prices.
•	Gold equivalent grade calculations.
•	Operating costs conforming to standard defined estimating criteria.
•	Capital estimates conforming to standard defined estimating criteria.
•	Mining methods to be employed.
•	Processing methods to be employed.
•	Smelting schedule and transportation.

Please advise or amend your 8-K filing, indicating this report is a geologic report using reserve estimates that are noncompliant in both the United States and Canada.

The Company will revise its Form 8-K to conform to these requirements.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

`	Sincerely,

DUTCH GOLD RESOURCES, INC.
	By:	/s/ Daniel W. Hollis
Daniel W. Hollis
Chief Executive Officer